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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   --------------


                                    SCHEDULE 13D
                                   (RULE 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. ____2____)


                               DUN & BRADSTREET
______________________________________________________________________________
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     264830100
_______________________________________________________________________________
                                   (CUSIP Number)
                 William Nygren, Henry Berghoef
               Two North LaSalle Street Suite 500
                  Chicago, Illinois 60602-5790
                         (312) 621-0600
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                        October 19, 1999
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

               If the Filing Person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: X

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates L.P.
          04-3276558
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,535,124
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,326,224
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              13,208,900
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,535,124
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.75%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           IA
-------------------------------------------------------------------------------






    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates Inc.
          04-3276549
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,535,124
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,326,224
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              13,208,900
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,535,124
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.75%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           CO
-------------------------------------------------------------------------------



ITEM 1.  SECURITY AND ISSUER.
Common Stock, $0.01 Par Value
Dun & Bradstreet
One Diamond Hill Road
Murray Hill, NJ 07974


ITEM 2.  IDENTITY AND BACKGROUND.
(a,b,c)
     Harris Associates L.P. (Harris), an investment adviser, is a limited partnership organized in the State of Delaware. Its principal office is located at Two N. LaSalle Street, Suite 500, Chicago, Il 60602. Harris Associates, Inc., its General Partner, is organized in the State of Delaware. Victor A. Morgenstern, its Chairman and a Director of the General Partner; Robert M. Levy, its CEO and president and a Director; Anita M. Nagler, its Vice President and a Director; Roxanne M. Martino, its Vice President and a Director; Edward S. Loeb, its Vice President; Donald Terao, its Secretary and Treasurer; David G. Herro, a Director; William C. Nygren, a Director; and Robert J. Sanborn, a Director, all are employed at the same address.

     Peter S. Voss and Neal Litvack, both Directors of the General Partner, are senior executive officers with Nvest Companies, L.P, at 399 Boylston, Boston, MA 02116. Nvest Companies, L.P. is a limited partnership affiliated with Nvest, L.P., a publicly traded reporting company (SEC File No. 1-9468). While Harris is wholly owned by Nvest Companies, L.P., Harris exercises its investment and voting powers independently of Nvest Companies, L.P. and its control persons, which do not have any direct or indirect control over the securities held in Harris accounts.

(d)
     Neither Harris, its General Partner, nor any of its officers or directors, during the last five years, has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
     Neither Harris, its General Partner, nor any of its officers or directors, during the past five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     All of the officers and directors of Harris and its General Partner are American Citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were purchased on behalf of discretionary investment advisory clients, including mutual fund clients, for which Harris is the investment adviser. Therefore, funds used to purchase the securities came from these clients. The total cost to purchase the securities was $508,013,662.


ITEM 4.  PURPOSE OF TRANSACTION.

     As disclosed in Amendment No. 4 to Schedule 13G as filed by Harris on February 24, 1999, and its initial and amending Schedules 13D as filed on August 31, 1999, and September 21, 1999, respectively, the purchases reported herein were made in the ordinary course of Harris' business and not with the purpose of nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect. Harris, may, in the future, purchase additional shares or dispose of additional shares on behalf of its advisory clients, or make recommendations to its clients with regard to such purchases or sales.

     Neither Harris nor its General Partner have any present plans or proposals which relate to or would result in any matter described in paragraphs (a), (b), or (d) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934. Harris and its General Partner may, in the future, for any reason and in their sole discretion subject only to their fiduciary and regulatory obligations to Harris' advisory clients, change their plans and proposals as they relate to such matters.

     On October 19, 1999, Harris distributed the attached press release which invites shareholders of the issuer and interested parties to an informational meeting regarding the issuer. Harris believes such press release does not constitute any plan or proposal relating to matters described in paragraph (c) of item 4. Nevertheless, Harris is filing this Amendment to its Schedule 13D without admitting that this filing is required.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
     As of October 19, 1999, Harris beneficially owned 20,535,124 shares, which represents 12.75% of the outstanding securities.

(b)
     Number of shares as to which the reporting person has:

     (i) sole power to vote or to direct the vote: -0-
     (ii) shared power to vote or to direct the vote: 20,535,124
     (iii) sole power to dispose or to direct the disposition:
          7,326,224
     (iv) shared power to dispose or to direct the disposition:
          13,208,900

(c)
     During the 60 days preceding the date hereof, Harris entered into the following open market transactions on the New York stock exchange on behalf of its advisory clients.



     Name of Person

 Effecting Transaction  Date of Transaction    No. of Shares    Price per Share
 ---------------------  -------------------    -------------    ---------------
     Harris             8/20                   170000           24.881-26.750
     Harris             8/23                   284800           24.4026-25.25

     Harris             8/24                   126700           23.750-23.9375
     Harris             8/25                   172450           23.375-24.00
     Harris             8/26                   2588800          23.375-24.250
     Harris             9/13                   1300             30.9375
     Harris             9/16                   49300            28.750-30.375
     Harris             9/17                   1600             29.6875
     Harris             9/20                   5000             30.000
     Harris             9/21                   75000            30.1434
     Harris             9/24                   1700             29.4375-29.605
     Harris             9/27                   11300            29.8125-30.00
     Harris             9/28                   1200             28.9375
     Harris             9/29                   8300             28.625-28.937
     Harris             10/6                   1500             29.1875
     Harris             10/11                  2500             29.980
     Harris             10/12                  7700             29.625
     Harris             10/13                  200              28.9375
     Harris             10/14                  1000             28.750
     Harris             10/15                  1300             26.6875


Sells
     Harris             8/24                   700              23.9375
     Harris             8/31                   750              25.562-25.625
     Harris             9/2                    4000             25.750
     Harris             9/9                    1300             28.8125-30.0625
     Harris             9/16                   350              29.00
     Harris             9/23                   800              29.500
     Harris             9/28                   650              28.5625
     Harris             9/29                   500              29.00
     Harris             9/30                   1700             29.8125
     Harris             10/4                   700              29.5625
     Harris             10/11                  300              30.1875

(d)
     Persons other than Harris are entitled to receive all dividends and proceeds from the sale of the securities. Of the 13,208,900 shares indicated as shared power to dispose or direct the disposition of, 9,322,500 are owned by the Oakmark Fund, which represents 5.80% of the outstanding shares.

(e)
     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for advisory agreements with its clients that hold the economic interest in the shares, neither Harris or its general partner has any contracts, arrangements or understandings or relationships with respect to securities of the issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Press release inviting all shareholders of the issuer and interested parties to attend an informational meeting.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    October 21, 1999


/s/ Anita M. Nagler
Anita M. Nagler
Vice President





FOR IMMEDIATE RELEASE

For further information, contact:
Henry Berghoef
Harris Associates L.P.
(312) 621-0386

Harris Associates Invites
Shareholders and Interested Parties to
Informational Meeting on
Dun & Bradstreet Corporation

     Harris Associates L.P., Dun & Bradstreet Corporation's largest shareholder, controlling on behalf of its clients about 12.60% of shares outstanding, cordially invites Dun & Bradstreet shareholders and potential shareholders to an informational meeting for owners to be held Monday, November 8, 1999, at 3 PM in the Drawing Room on the
2nd floor of the Hotel Intercontinental, 111 East 48th Street, New York.

     The purpose of the meeting is to provide Dun & Bradstreet owners with a forum to exchange comments and opinions on the state of affairs at the Corporation, a "town hall meeting" where DNB owners can discuss
issues of common interest.   Harris Associates has called for action
to maximize shareholder value at the Corporation via two letters to the Board, dated August 30 and September 21, 1999, which were attached to Schedule 13D filings. Harris' September 21 letter called for a special shareholder meeting. Since the Board has not responded, Harris feels it is appropriate, as DNB's largest owner, to organize a symposium at which the Company's owners can air views on these issues. Harris will present its opinions and invite other owners to do the same or, if they wish, simply listen to what fellow owners have to say. DNB management has been invited to make a presentation and outside analysts may also be present to provide their opinions.

     In amending the proxy rules in 1992, the SEC specifically endorsed improved communications among shareholders and stated that "the purpose of the proxy rules themselves are better served by promoting free discussion, debate, and learning among shareholders and interested persons..." No one will be asked to make any commitments regarding any future action, no group will be formed and, of course, no proxies will be solicited, the meeting is strictly informational.

     Please call Jane Nelson at Harris Associates at (312) 621-0589 to register. Harris believes the gathering can be of benefit to all owners by providing an avenue to express our views as Company shareholders. Harris is confident a significant percentage of the Company's ownership will be represented at the meeting.

     Harris Associates L.P. is a Chicago investment management firm managing over $13 billion in domestic equities in the Oakmark family of mutual funds as well as institutional and individual accounts.

Note to the media: To address concerns of attendees that all discussions be off the record, media representatives will not be allowed in the meeting. However, Harris Associates and other attendees who wish to participate will make themselves available to the media after the meeting.